Sierchio Greco & Greco, LLP 720 Fifth Avenue, Suite 1301 New York, New York 10019

Telephone: (212) 246-3030 Facsimile: (212) 246-2225	Please Reply to Alfred V. Greco E-mail: agreco@sggllp.com

February 14, 2005

VIA FACSIMILE AND U.S. MAIL

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.: Tim Buchmiller
Division of Corporate Finance

Re:  Bovie Medical Corporation
Registration Statement on Form S-3/A
Filed: February 14, 2005
File No.: 333-120741

Dear Mr. Buchmiller:

Attached is Amendment No. 1 to the Form S-3 and we have set forth below our responses to the staff's comment letter dated December 22, 2004 regarding the Form S-3.  We have numbered our responses to correspond with each of  the staff's numbered comments.  All refererences herein to Form 10KSB/A refer to the Form 10KSB/A for the period ended December 31, 2003.

Item No.

1.	We have corrected the certifications and filed appropriate amendments as requested in the latest Form 10KSB and Forms 10QSB.
2.	Duly noted.
3.	We have complied.
4.	We have complied.
5.	We have complied.
6.	We have complied. We have deleted inappropriate items for incorporation by reference and added a new incorporated reference to our Form 8-A 12B.
7.	We have complied.
8.	We have complied.
9.	We have complied. We have deleted the last sentence in said risk factor.
10-11.	We have complied. See pages 17 and 18. For the information of the staff:

I have been advised by counsel for the selling stockholders that all “individual” selling stockholders are not broker-dealers or affiliates thereof. As to the entities and the individuals with investment control over the shares registered under the S-3, none are broker-dealers nor are they affiliated with broker-dealers, except:

(a)	John Borer, the principal of R+R Opportunity Fund, LLP, is President of Rodman & Renshaw, a broker-dealer;
(b)	L.O. Heidtke, the principal of MidSouth Investor Fund LP, is the owner of Heidtke & Co., a broker-dealer; and
(c)	Anthony Ottimo, the principal of MFN, LLC, is the CEO of Ehrenkrantz King Nussbaum, Inc., a broker-dealer.
12.	We have complied.
13.	We have complied.
14.	Duly noted.
15-16.
Although the agreement with Jump Agentur was not in the ordinary course of business, the technology is still being developed. The Joint Venture has yet to produce any revenue, may not ever produce revenue, or “may” only become material in the future. Accordingly, after review of the guidelines for material agreements we have determined this agreement to be not material and have not filed it. However, we have amended the Form 10KSB/A to confirm our 50% interest in the equity and profits of the Joint Venture and its current lack of revenue.

17.
We believe that this agreement is in the ordinary course of business and the product is presently being tested for efficacy. The contract is currently believed to not be material for purposes of filing because of lack of revenue and lack of certainty of material revenue. Furthermore, it also does not pass the 15% of assets test.

18.	We have complied.
19.	We have complied.
20.	We have complied.
21.	We have complied.
22.	We have complied. The cost of sales increased because sales increased. However, the gross profit remained the same. We have amended Form 10KSB/A.
23.	We have complied.
24.
(a) We have complied. We do not contemplate any material purchase or any material sale of assets in 2004 which our ordinary cash flow and/or credit line would not be able to sustain. We have amended Form 10KSB/A.

(b)	We have complied.
(c)	We have complied.
(d)	We have complied. See Liquidity and Future Plans in Form 10KSB/A.
25.
Our review indicated that there were no material or significant non-normal operational changes in balance sheet accounts between the periods December 31, 2002 and December 31, 2003. This information is shown in statement of cash flows.

26.	We have complied.
27.	We have complied.
28.
We have complied. Management is of the opinion that neither Mr. Kozloff nor Mr. Sablowski were ever Executive Officers. Mr. Sablowski is no longer associated with Bovie. Both individuals’ names were mistakenly added to the Form 10KSB/A solely because of their $100,000 plus salaries. We have deleted both of their names from the schedules. Our review of the definition of “Executive Officers” under the Rules, and upon analysis of Mr. Kozloff’s position and his duties, job description and responsibilities we have concluded that he does not constitute an Executive Officer of Bovie. We have deleted Mr. Kozloff’s name and information on the Form 10KSB/A for the fiscal year ended December 31, 2003. We have also amended the relevant remuneration section.

29.	We have complied.
30.
As a result of this comment, we are in the process of posting tardily filed Forms 3 or Forms 4, and Forms 5’s of the directors and officers of Issuer on the company web site. They will continue to be posted for at least twelve (12) months from the initial date of posting.

31.
We presently have two (2) such collaborative contractual partners. The agreement with one of them, Arthrex, Inc. has been disclosed and is the subject of a confidential treatment request. The agreement with the second collaborative contractual partner is in the ordinary course of business and not believed to be material as of this date. Such agreement has not produced any revenues from sales to date. Although such contractual partner is required to only purchase the developed equipment from us and future sales are expected by us in 2005, future purchase orders from the second collaborative partner are subject to such partner’s discretion with no minimum orders required pursuant to the agreement. We may never receive material purchase orders from this collaborative partner. Accordingly, the agreement with the second collaborative contractual partner is not deemed material and has not been filed as an exhibit. We also have a similar informal collaborative arrangement with a foreign supplier in Asia, except that we request development of certain items or components and we purchase from the foreign supplier. The agreement is not written and performed pursuant to our purchase orders. We have amended the Form 10KSB/A accordingly.

32.	We have complied.
33.	We have complied.
34.
We have complied. The short term notes are notes due and payable within one (1) year. We have amended Accounting Policies at page F-10 (“Notes Payable”) to clearly reflect the disclosure as to the nature of the notes.

35.
Duly noted. We have amended Form 10KSB/A. We moved “Short Term Notes” under Operating Activities to “Financing Activities”. We also changed MD&A under Financial Condition. We considered the short-term line of credit (which is payable on demand) and the insurance financing arrangement as part of operations in the statement of cash flows.

36.	We have complied.
The write down of inventory and materials is discussed in note 1 - Significant Accounting Policies. For the information of the staff, the obsolete inventory of value of $195,981 is eventually discarded and charged to the reserve. The write down of development cost of 112,471 was associated with the Aaron 2100 device that was replaced by the Aaron 2150.
We amended Note I of the Notes to Financial Statements in Form 10KSB/A. Write down of “raw material” reflected these numbers ($193,981 and $367,551) in the footnote. There is no impact on any subsequent sales because the inventory is eventually discarded and not used as a component of sales.
37.	We have complied.
We have inserted in Accounts Receivable… “And a reserve is set up for them”. Bad debt expense charged to operations was $56,614 in 2003 and $44,460 in 2002.
We have amended Note 1 of the Notes to Financial Statements of Form 10KSB/A to reflect that in relation to sales, we have a volume discount policy based upon volume purchases. In relation to accounts receivable, we do not give cash discounts. The amounts written off (bad debt expense) are reflected under Note 3 of the Notes to Financial Statements of Form 10KSB/A.
38.
We have complied. Raw materials are shown as “net” of inventory reserves in Note 1. Significant Accounting Policies. Raw material reserves for 2003 and 2002 were $784,992 and $644,530, respectively. The reserves are raw materials that are not used and eventually discarded and therefore do not establish a new cost basis.

We have amended Note 1 of the Notes to Financial Statements of Form 10KSB/A to reflect “raw materials-net of reserves.”

39.
The Bovie generators referred to in Note 1 - Significant Accounting Policies - are no longer in production. The parts have no other use except for the generators we are required to repair. As time runs out on our warranty period, we write down the value of the parts. We consider them non-current because there is a good chance they will not be used in the following twelve (12) months.

40.	We have complied.
NOTE: We moved paragraph on “good will” to below “impairment” and placed in bold lettering “goodwill and other intangibles.”
Based upon comments of the staff, we have amended the 10KSB/A to reflect the distinction between intangibles and long-lived assets. The former classification of “intangible assets” as “long-lived assets” has been changed to “goodwill and other intangible assets.”
41.	We have complied. We have amended Note 1 of the Notes to Financial Statements of Form 10KSB/A under Revenue Recognition and Product Warranty to provide regulated details and clarification thereof.
42.
During fiscal 2003 no reserve was set up nor required because the Company’s experience with its warranties has never resulted in any material impact upon its assets. For the information of the staff, during fiscal 2004, we voluntarily recalled a small amount of certain cauteries (due to the fact the cap was not secured properly when packaged). This voluntary recall was minor in amount and resulted in costs and expenses of approximately $39,000 through September 30, 2004. Notwithstanding, we have taken precautionary steps to reduce the likelihood of that such occurrence in the future by increasing awareness of assembly procedures and by correctly documenting those procedures.

43.	We have complied.
We have amended the Form 10KSB/A under the heading “Research and Development Costs for Others” to include the Company’s policy as requested.

44.	We have complied.
We have added a new Note 16 to the Notes to Financial Statements of Form 10KSB/A under the heading “Research and Development Costs Capitalized” which provides the information requested.
45.	We have complied.
The equity investment does not meet the requirements of Rule 4-08(g) or Regulation S-X because it does not fit the definition of a significant subsidiary - 10% assets and 10% income. We own 50% of the equity and 50% of the profits and have so amended the disclosure. The joint venture has no revenue or assets other than the intangible development costs that we have expensed. The Joint Venture partner has contributed little, if anything, to the Joint Venture since we have been involved.

United States Securities and
Exchange Commission
February 10, 2005
Page

Item No.

46.	The entry put on the books on December 31, 2003 was:
Due to Shareholders	37,214
Capital Stock (142,575 shares of Bovie were cancelled)	143
Capital in Excess		18,931
Interest Expense		18,426

We have deleted “Due to shareholders” for shares no longer required to be held by the escrow agents. Interest at 12% per annum was charged to operations since 1996 as per state law. The 142,575 shares issued in one certificate in the name of Escrow Agent in 1996 had to be cancelled. The amount of shares represented by this certificate, it was later learned, was totally unnecessary and entirely in excess of the actual required number of shares necessary for rescission. This occurred because of duplications, mistakes and the like at the time of the rescission offer. It was later determined that all Aaron shareholders had received all the Bovie shares to which they were entitled and there was never the necessity for the escrow, which was superfluous.

United States Securities and
Exchange Commission
February 10, 2005
Page

Item No.

The Rescission Offer by the Company preceded the mandatory Edgarization of the filings. The rescission occurred in 1996 and on information and belief, we are aware of minimal, if any, acceptances of our offer.
The staff is directed to Form SB-2/A filed on November 19, 1996 for historical information wherein Aaron Medical Corporation, a private Florida corporation, solicited its existing shareholders (in excess of 150) to vote approval of our proposal to acquire their shares. Since this created an obligation on our part to issue and deliver shares to 105 shareholders, the occasion for a registration statement and rescission offer accrued.
47.	We have complied. We have revised Note 6 of the Notes to the Financial Statements on Form 10KSB as suggested by the staff.
48.	We have complied. The following schedule reflects the gross value that we were carrying on the books of $94,877 and a net value of zero.
The net value on the books was -0-:

		Accumulated
	Cost	Amortization	Net
Multi-function Cautery	59,377	59,377	-0-
Covenant not to Compete[1]	20,000	20,000	-0-
Goodwill[1]	15,500	15,500	-0-
	94,877	94,877	-0-
___________________
1	Purchase of machine shop in 1994.

United States Securities and
Exchange Commission
February 10, 2005
Page

Item No.

49.	We have complied.
Reference is made to our response to comment 47 of the staff’s comments which indicates the useful life of the asset.
50.
The instruction you reference states that: “All entities shall disclose the following information in the “Summary of Significant Accounting Policies” or its equivalent. The information required is shown in Note 8. In the future this information will be disclosed in the Summary of Significant Accounting Policies.”

51.	The following schedule gives details of the options issued and recorded for 2003:
Options granted from the various plans at:
			Fair Value Market
	Number of	Price per	Price of Stock
Plan Year	Options	Option	on Date of Grant	Expiration

1996	138,000	1.25	1.25	10 years
1996	217,500.75		.75	10 years
1998	345,500.75		.75	10 years
2003	500,000.70		.70	10 years
2003	25,000.75		.75	10 years
2003	95,000	1.30	1.30	10 years
2003	470,000	3.25	3.25	10 years
Total	1,791,000

The Company accounts for stock-based employee compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. Accordingly, the Company would record compensation expense if the quoted market price on the date of grant exceeds the exercise price. Compensation expense for stock options is calculated as the number of options granted multiplied by the amount the market price exceeds the exercise price. For options with a vesting period, the expense is recognized over the vesting period. Compensation expense is recognized immediately for options that are fully vested on the date of grant. The Company has not recognized any stock option related employee compensation expense in years 2003 nor 2002.

52.	We believed we could project two (2) years income and the tax on that income. After two (2) years, we were not sure what our outcome would be.
53.	Jump 1.5 million.
There is no specific time frame for us to commit to provide or spend these funds.
We have no long term commitments to purchase parts or other services from any vendor. All purchases are done on a current purchase order basis.
54.	The product liability insurance policy that expired December 31, 2004 has been renewed and extended for another year on the same terms and with the same carrier.
55.
We require all foreign customers to pay in U.S. dollars. All risk and benefit from currency translation lies with the foreign customers, not Bovie. Most foreign customers are required to pay cash before delivery.

56.	We have complied.
(a)
We licensed the manufacturing rights and customer list to the licensee purchaser, our largest customer. The price was $500,000, payable in 60 equal monthly installments of $8,333. The transaction occurred in May 2003. We are accounting for the license over a five (5) year period.

(b)	We amended the statement of Income to comply with SFAS 144 and accounted for the transaction as a discontinued operation.
(c)
We have had no exit or disposal activity. We shipped the remaining inventory of finished goods, work in process and raw materials to customer - the carrying value of the inventory was minimal (less than $20,000).

57.	Gain from discontinued operations was included in gain (loss) which is now shows separately.
Amortization is now reflected in the total of depreciation and amortization, and is consistent with cash flows from operations.
Earnings shown are net of income taxed and deferred tax benefit from carryover losses. Accordingly, the captions need not be revised.
58.
Please note that the customer has given us a nonrefundable deposit against future orders. If after the development phase, the customer places no orders then the deposit is forfeited. If the deposit gets forfeited we show it as other income, usually in a later period from the period that development expense is incurred. Development expense is charged to operations as incurred. The Company’s policy is that the matching of development expense and revenue usually will not occur in the same period. Therefore, the expense is reflected as expense and revenue is reflected as other revenue.

59.	We have complied.
60.	We have duly noted staff comment.
During the third quarter of 2004, we became aware that a certain cautery had been misassembled (the protective cap had not been placed securely) and during shipment the cap became detached and the cautery became ignited and caused a small fire. The costs associated with the recall which mostly involved re-stocking charges, was approximately $39,000. We believe all cauteries from the lot in question have been used and expect not to incur any further costs.
61.
A total of $26% of the increase in the commissions was attributable to an increase in sales. The additional 12% increase in commissions was mostly attributable to a shift in the product mix of sales because certain electrosurgical products yield a higher commission. In addition, some of our distributors are providing to us, free of charge, sales tracking information which specifies the location of the end-user and thereby allows us to pay our individual sales representatives more equitably for sales in their respective areas. We will not pay for this information. The sales tracking information has not increased our sales commission costs.

United States Securities and
Exchange Commission
February 10, 2005
Page

Item No.

COMPANY NAME CORPORATION
SIERCHIO GRECO & GRECO, LLP
Date:	By:	/s/ Alfred V. Greco

Title